UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

COLLECTORS UNIVERSE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number)

Suzanne Present

Marlin Sams Fund, L.P.

645 Fifth Avenue

New York, NY 10022

(212) 843-0542

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

November 20, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19421R200	13D	Page 2 of 17

1	NAME OF REPORTING PERSON Marlin Sams Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 372,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 372,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 19421R200	13D	Page 3 of 17

1	NAME OF REPORTING PERSON William M. Sams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 372,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 372,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19421R200	13D	Page 4 of 17

1	NAME OF REPORTING PERSON Suzanne Present
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 372,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 372,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19421R200	13D	Page 5 of 17

1	NAME OF REPORTING PERSON Marlin Sams GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 372,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 372,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 19421R200	Page 6 of 17

1	NAME OF REPORTING PERSON Gladwyne Marlin GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 372,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 372,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 19421R200	13D	Page 7 of 17

1	NAME OF REPORTING PERSON Michael Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 372,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 372,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19421R200	13D	Page 8 of 17

1	NAME OF REPORTING PERSON Candice McCurdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 15,000
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 15,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19421R200	13D	Page 9 of 17

1	NAME OF REPORTING PERSON Chad McCurdy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 15,000
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 15,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 19421R200	13D	Page 10 of 17

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Collectors Universe, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 1921 E. Alton Avenue, Santa Ana, California 92705.

Item 2. Identity and Background.

This Statement is being filed by the following persons (collectively, the “Reporting Persons”):

1. Marlin Sams Fund, L.P., a Delaware limited partnership (the “Fund”);

2. Marlin Sams GenPar, LLC, a Delaware limited liability company and the general partner of the Fund (the “General Partner”);

3. William M. Sams, a member of the General Partner (“Sams”);

4. Gladwyne Marlin GenPar, LLC, a member of the General Partner (“Gladwyne”);

5. Suzanne Present, a member of Gladwyne;

6. Michael Solomon, a member of Gladwyne;

7. Candice McCurdy, Sams’ daughter; and

8. Chad McCurdy, Candice McCurdy’s husband.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

An aggregate of 389,500 shares of Common Stock were purchased by the Reporting Persons for an aggregate purchase price of $2,637,973.37. Such shares were purchased using cash on hand.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported herein primarily for investment purposes. The Reporting Persons may engage in communications with, without limitation, one

CUSIP No. 19421R200	13D	Page 11 of 17

or more stockholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s management and board composition, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock of the Company.

Each Reporting Person expects that it will, from time to time, review its investment position in the Company and may, depending on the Company’s performance and other market conditions, increase or decrease its investment position in the Common Stock of the Company. The Reporting Persons may, from time to time, make additional purchases of Common Stock or may sell Common Stock, either in the open market or in privately-negotiated transactions. Whether the Reporting Persons purchase any additional shares of Common Stock or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of the Common Stock for purchase at particular price levels, the Company’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the actions of the Board of Directors, management of the Company and other stockholders of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Company, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Common Stock.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 7,661,101 shares of Common Stock outstanding as of October 20, 2009, which is the total number of shares of Common Stock outstanding as of such date as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009.

CUSIP No. 19421R200	13D	Page 12 of 17

Based on calculations made in accordance with Rule 13d-3(d), (i) the Fund, the General Partner, Gladwyne, Sams, Suzanne Present and Michael Solomon may be deemed to beneficially own 372,500 shares of Common Stock, approximately 4.9% of the outstanding shares of Common Stock; and (ii) Candice McCurdy and Chad McCurdy may be deemed to beneficially own 16,000 shares of Common Stock, approximately 0.2% of the outstanding shares of Common Stock.

(b)

(i)                    Each of the Fund and the General Partner may be deemed to have sole power to direct the voting and disposition of 372,500 shares of Common Stock that are directly owned by the Fund.

(ii)                    By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, Sams may be deemed to share the power to direct the voting and disposition of 372,500 shares of Common Stock that are directly owned by the Fund.

(iii)                   By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Gladwyne may be deemed to share the power to direct the voting and disposition of 372,500 shares of Common Stock that are directly owned by the Fund.

(iv)                   By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Suzanne Present may be deemed to share the power to direct the voting and disposition of 372,500 shares of Common Stock that are directly owned by the Fund.

(v)                    By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Michael Solomon may be deemed to share the power to direct the voting and disposition of 372,500 shares of Common Stock that are directly owned by the Fund.

(vi)                   Each of Candice McCurdy and Chad McCurdy may be deemed to have sole power to direct the voting and disposition of 1,000 shares of Common Stock owned directly by each of them. By virtue of the relationship between and among the Reporting Persons described in Item 2 of this Schedule 13D, Candice McCurdy and Chad McCurdy may be deemed to share the power to direct the voting and disposition of 15,000 shares of Common Stock held in a joint account.

(c)	Except as set forth in this Item 5(c), Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in

CUSIP No. 19421R200	13D	Page 13 of 17

response to Item 5(a) has effected any transactions in shares of Common Stock during the past 60 days. The dates upon which the Common Stock was purchased or sold, the number of shares of Common Stock purchased or sold and the price per share for all transactions in the shares of Common Stock in the past 60 days by Reporting Persons are set forth on the table below:

Marlin Sams Fund, L.P.
Trade Date	Common Stock	Price Per Share
10/14/2009	10,710	$5.9764
10/16/2009	15,000	$5.8754
10/19/2009	2,500	$5.7438
10/26/2009	51,790	$6.7354
10/27/2009	25,000	$6.9791
10/28/2009	95,632	$7.3534
10/29/2009	7,868	$7.3895
10/30/2009	11,500	$7.4973
11/02/2009	25,100	$7.5561
11/03/2009	11,500	$7.8142
11/10/2009	17,400	$8.7094
11/11/2009	4,500	$8.5649
11/12/2009	4,000	$8.6504
11/20/2009	10,000	$8.9967

Candice McCurdy
Trade Date	Common Stock	Price Per Share
09/15/2009	2,500	$5.1471
11/18/2009	(1,500)	$8.9683

Chad McCurdy
Trade Date	Common Stock	Price Per Share
09/05/2009	1,000	$5.1931

Candice McCurdy and Chad McCurdy
Trade Date	Common Stock	Price Per Share
09/15/2009	11,500	$5.1315
10/27/2009	1,800	$7.0346
11/06/2009	1,700	$8.5919

(d)

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock of the Company owned by any member of the group.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Not applicable.

CUSIP No. 19421R200	13D	Page 14 of 17

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 19421R200	13D	Page 15 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2009

MARLIN SAMS FUND, L.P. By: Marlin Sams Genpar, LLC Its general partner By: Gladwyne Marlin GenPar, LLC A managing member By: /s/ Suzanne Present Name: Suzanne Present Title: A Managing Member
MARLIN SAMS GENPAR, LLC By: Gladwyne Marlin GenPar, LLC A managing member By: /s/ Suzanne Present Name: Suzanne Present Title: A Managing Member
WILLIAM M. SAMS /s/ William M. Sams
GLADWYNE MARLIN GENPAR, LLC By: /s/ Suzanne Present Name: Suzanne Present Title: A Managing Member
SUZANNE PRESENT /s/ Suzanne Present
MICHAEL SOLOMON /s/ Michael Solomon
CANDICE MCCURDY /s/ Candice McCurdy
CHAD MCCURDY /s/ Chad McCurdy

CUSIP No. 19421R200	13D	Page 16 of 17

EXHIBIT 1

to SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated: November 30, 2009

MARLIN SAMS FUND, L.P. By: Marlin Sams Genpar, LLC Its general partner By: Gladwyne Marlin GenPar, LLC A managing member By: /s/ Suzanne Present Name: Suzanne Present Title: A Managing Member
MARLIN SAMS GENPAR, LLC By: Gladwyne Marlin GenPar, LLC A managing member By: /s/ Suzanne Present Name: Suzanne Present Title: A Managing Member
WILLIAM M. SAMS /s/ William M. Sams
GLADWYNE MARLIN GENPAR, LLC By: /s/ Suzanne Present Name: Suzanne Present Title: A Managing Member
SUZANNE PRESENT /s/ Suzanne Present

CUSIP No. 19421R200	13D	Page 17 of 17

MICHAEL SOLOMON /s/ Michael Solomon
CANDICE MCCURDY /s/ Candice McCurdy
CHAD MCCURDY /s/ Chad McCurdy